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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                               SCHEDULE 13G/A-4
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 4)


                             GLOBAL CROSSING LTD.
                   ----------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $0.01 per share
                ----------------------------------------------
                        (Title of Class of Securities)


                                  G3921A-100
                 --------------------------------------------
                                (CUSIP Number)


                               December 31, 2002
           ---------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



         Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        |_|       Rule 13d-1(b)
        |_|       Rule 13d-1(c)
        |x|       Rule 13d-1(d)


         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. G3921A-100         Schedule 13G/A-4                   Page 2 of 9

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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Gary Winnick
------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  |_|
                                                               (b)  |x|
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3.   SEC USE ONLY
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4.   CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States
------------------------------------------------------------------------------
NUMBER OF
                                     5.    SOLE VOTING POWER 13,821,496
SHARES
                                     -----------------------------------------
BENEFICIALLY                         6.    SHARED VOTING POWER 65,924,163

OWNED BY                             -----------------------------------------
                                     7.    SOLE DISPOSITIVE POWER 13,821,496
EACH REPORTING
                                     -----------------------------------------
PERSON WITH:                         8.    SHARED DISPOSITIVE POWER 65,924,163

------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         79,745,659 (includes warrants and options that had vested
         at December 31, 2002)
------------------------------------------------------------------------------

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                  |_|

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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                     8.88%
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12.  TYPE OF REPORTING PERSON

         IN
------------------------------------------------------------------------------
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CUSIP No. G3921A-100         Schedule 13G/A-4                   Page 3 of 9

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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Pacific Capital Group, Inc.
------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                              (a) |_|
                                                              (b) |x|
------------------------------------------------------------------------------

3.   SEC USE ONLY

------------------------------------------------------------------------------

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                   California
------------------------------------------------------------------------------

NUMBER OF                        5.      SOLE VOTING POWER     11,571,496

SHARES                           ---------------------------------------------

BENEFICIALLY                     6.      SHARED VOTING POWER        -0-

OWNED BY                         ---------------------------------------------

EACH REPORTING                   7.      SOLE DISPOSITIVE POWER 11,571,496

PERSON WITH:                     ---------------------------------------------

                                     8. SHARED DISPOSITIVE POWER     -0-
------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11,571,496 (includes warrants that had vested at December 31, 2002)
------------------------------------------------------------------------------

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                              |_|
------------------------------------------------------------------------------

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     1.29%
------------------------------------------------------------------------------

12.  TYPE OF REPORTING PERSON

                 CO
------------------------------------------------------------------------------

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CUSIP No. G3921A-100         Schedule 13G/A-4                   Page 4 of 9

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------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         GKW Unified Holdings, LLC
------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  |_|
                                                                  (b)  |x|
------------------------------------------------------------------------------

3.   SEC USE ONLY

------------------------------------------------------------------------------

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
------------------------------------------------------------------------------

NUMBER OF                  5.     SOLE VOTING POWER             65,924,163

SHARES                     ---------------------------------------------------

BENEFICIALLY               6.     SHARED VOTING POWER               -0-

OWNED BY                   ---------------------------------------------------

EACH REPORTING             7.     SOLE DISPOSITIVE POWER        65,924,163

PERSON WITH:               ---------------------------------------------------

                           8.     SHARED DISPOSITIVE POWER          -0-

------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     65,924,163 (includes warrants that had vested at December 31, 2002)
------------------------------------------------------------------------------

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                   |_|
------------------------------------------------------------------------------

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     7.41%
------------------------------------------------------------------------------

12.  TYPE OF REPORTING PERSON

              CO
------------------------------------------------------------------------------

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CUSIP No. G3921A-100         Schedule 13G/A-4                   Page 5 of 9

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                                 SCHEDULE 13G

         This Amendment No. 4 (the "Amendment") amends the Statement on
Schedule 13G/A-3, dated December 31, 2001 (the "Schedule 13G"), relating to shares of the common stock, $0.01 par value per share (the "Common Stock"), of Global Crossing Ltd. (the "Company"). Pursuant to Rule 13d-2 of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby file this Schedule 13G Statement on behalf of Gary Winnick, Pacific Capital Group, Inc., a California corporation ("PCG"), and GKW Unified Holdings, LLC, a Delaware limited liability company ("GKW"). The foregoing Gary Winnick, PCG and GKW are sometimes hereinafter referred to as the "Reporting Persons."

         Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the
Schedule 13G.

Item 4.  Ownership.

         Item 4 is hereby amended and supplemented as follows:

         (a) Gary Winnick beneficially owns 79,745,659 shares of Common Stock as follows: 63,408,375 shares of Common Stock held by GKW and 2,515,788 shares of Common Stock issuable upon exercise of warrants held by GKW (GKW was formed for the benefit of Gary Winnick and members of his family; Gary Winnick is the trustee of a trust that is a member-manager of GKW); 5,521,492 shares of Common Stock held by PCG and 6,050,004 shares of Common Stock issuable upon exercise of warrants held by PCG (Gary Winnick owns 100% of the issued and outstanding voting stock of PCG and is Chairman and Chief Executive Officer) and 2,250,000 shares of Common Stock issuable upon the exercise of options held by Gary Winnick that have vested as of December 31, 2002.

         PCG beneficially owns 11,571,496 shares of Common Stock as follows:
5,521,492 shares of Common Stock held directly by PCG and 6,050,004 shares of Common Stock issuable upon exercise of warrants held directly by PCG.

         GKW beneficially owns 65,924,163 shares of Common Stock as follows:
63,408,375 shares of Common Stock held by GKW and 2,515,788 shares of Common Stock issuable upon exercise of warrants held by GKW.

         Effective as of December 16, 2002, (i) PCG was no longer the manager of GKW and (ii) GKW was member-managed. Accordingly, effective as of such date, PCG had neither voting nor dispositive power with respect to any shares of Common Stock or warrants held by GKW. PCG hereby disclaims beneficial ownership in respect of any such shares or warrants.

         (b) The 79,745,659 shares of Common Stock (including all warrants and options that had vested at December 31, 2002) beneficially owned by Gary Winnick represent 8.88% of the outstanding shares of the Common Stock. The 11,571,496 shares of Common Stock (including all warrants that had vested at December 31, 2002) beneficially owned by PCG represent 1.29% of the outstanding shares of the Common Stock. The 65,924,163 shares of Common Stock (including all warrants that had vested at December 31, 2002) beneficially owned by GKW represent 7.41% of the outstanding shares of the Common Stock.

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CUSIP No. G3921A-100         Schedule 13G/A-4                   Page 6 of 9

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         Percentage ownership of the Common Stock is based on 909,583,998 shares of Common Stock (excluding treasury shares) outstanding as of October 31, 2002, disclosed by the Company in Exhibit 99.2 of its Form 8-K filed with the Securities and Exchange Commission on January 10, 2003.

         (c) Gary Winnick has (i) sole voting power with respect to 5,521,492 shares of Common Stock held by PCG and 6,050,004 shares of Common Stock issuable upon exercise of warrants held by PCG; and 2,250,000 shares of Common Stock issuable upon the exercise of options held by Gary Winnick that have vested as of December 31, 2002; (ii) shared voting power with respect to 63,408,375 shares of Common Stock held by GKW and 2,515,788 shares of Common Stock issuable upon exercise of warrants held by GKW; (iii) sole dispositive power with respect to 5,521,492 shares of Common Stock held by PCG and 6,050,004 shares of Common Stock issuable upon exercise of warrants held by PCG; and 2,250,000 shares of Common Stock issuable upon the exercise of options held by Gary Winnick that have vested as of December 31, 2002; and
(iv) shared dispositive power with respect to 63,408,375 shares of Common Stock held by GKW and 2,515,788 shares of Common Stock issuable upon exercise of warrants held by GKW.

         PCG has (i) sole voting power with respect to 5,521,492 shares of Common Stock held by PCG and 6,050,004 shares of Common Stock issuable upon exercise of warrants held by PCG; (ii) no shared voting power with respect to any shares of Common Stock; (iii) sole dispositive power with respect to 5,521,492 shares of Common Stock held by PCG and 6,050,004 shares of Common Stock issuable upon exercise of warrants held by PCG; and (iv) no shared dispositive power with respect to any shares of Common Stock. As previously reported, an additional 9,976,781 shares of Common Stock formerly held by PCG were subject to a forward purchase contract with a financial institution. On February 12, 2002, PCG delivered such 9,976,781 shares of Common Stock to such financial institution to close such forward purchase contract. Effective as of February 15, 2002, the settlement date of such trade, none of the Reporting Persons had any voting or dispositive power with respect to such shares.

         GKW has (i) sole voting power with respect to 63,408,375 shares of Common Stock held by GKW and 2,515,788 shares of Common Stock issuable upon exercise of warrants held by GKW; (ii) no shared voting power with respect to any shares of Common Stock; (iii) sole dispositive power with respect to 63,408,375 shares of Common Stock held by GKW and 2,515,788 shares of Common Stock issuable upon exercise of warrants held by GKW; and (iv) no shared dispositive power with respect to any shares of Common Stock.

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CUSIP No. G3921A-100         Schedule 13G/A-4                   Page 7 of 9

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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003

                                         By:  /s/ Gary Winnick
                                              ---------------------------
                                              Gary Winnick


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 14, 2003                         PACIFIC CAPITAL GROUP, INC.


                                          By:  /s/ Gary Winnick
                                               ----------------------------
                                               Gary Winnick
                                               Chairman and Chief Executive
                                               Officer


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 14, 2003                          GKW UNIFIED HOLDINGS, LLC


                                           By:  /s/ Gregg W. Ritchie
                                                ----------------------------
                                                Gregg W. Ritchie
                                                Chief Financial Officer

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CUSIP No. G3921A-100         Schedule 13G/A-4                   Page 8 of 9

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                                 EXHIBIT INDEX



Exhibit
Number       Title                                                    Page

1            Joint Filing Agreement among the Reporting Persons
             pursuant to Rule 13d-1(k)(1).                             9

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CUSIP No. G3921A-100         Schedule 13G/A-4                   Page 9 of 9

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                                   EXHIBIT 1

                            JOINT FILING AGREEMENT


         The undersigned hereby agree that this Amendment No. 4 to the Statement on Schedule 13G, dated February 12, 1999 (the "Schedule 13G"), with respect to the common stock, par value $0.01 per share, of Global Crossing Ltd., is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13G and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 14th day of February, 2003.


                                               /s/ Gary Winnick
                                               --------------------------
                                               GARY WINNICK


                                               PACIFIC CAPITAL GROUP, INC.


                                               /s/ Gary Winnick
                                               ----------------------------
                                               Gary Winnick
                                               Chairman and Chief Executive
                                               Officer


                                               GKW UNIFIED HOLDINGS, LLC


                                               By:  /s/ Gregg W. Ritchie
                                                    --------------------------
                                                    Gregg W. Ritchie
                                                    Chief Financial Officer